

Mail Stop 3030

January 5, 2017

<u>Via E-mail</u>
Asher Levy
Chief Executive Officer
Orbotech Ltd.
7 Sanhedrin Boulevard
North Industrial Zone
Yavne 8110101, Israel

> **Re: Orbotech Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 000-12790**

Dear Mr. Levy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Kevin J. Kuhar for
>
> Martin James
> Senior Assistant Chief Accountant
> Office of Electronics and Machinery